Exhibit 12
LAND O’LAKES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Earnings before income taxes and discontinued operations	$96,472	$132,281	$29,584	$107,619	$114,161
(Less): Equity in earnings of affiliated companies	(13,295)	(36,692)	(58,412)	(57,249)	(24,166)
Add: Minority interest in earnings of subsidiaries	1,449	1,354	1,648	6,366	5,487
Add: Distributed income of equity investees	4,736	35,250	47,846	37,356	26,407
Add: Fixed Charges (1)	88,382	107,669	105,529	103,761	96,815
Less: Capitalized interest	(95)	—	(68)	(8)	(143)

Earnings available to cover fixed charges	$177,649	$239,862	$126,127	$197,845	$218,561
Ratio of earnings to fixed charges	2.0	2.2	1.2	1.9	2.3

(1)	Fixed charges consist of the following:

	Year Ended December 31,
	2006	2005	2004	2003	2002
Interest expense, gross	$69,968	$89,978	$88,356	$86,541	$82,011
Rentals (interest factor)	18,414	17,691	17,173	17,220	14,804

Total fixed charges	$88,382	$107,669	$105,529	$103,761	$96,815